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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	White, R. Elton		Keithley Instruments, Inc. KEI
	8330 Sanderling Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 15, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Sarasota, FL 34242 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares													8,000		D		(1) Trust

	Common Shares													7,000		D		(2) Partnership

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Option		$36.85		2/17/01

	Common Stock Option		$19.23		2/16/02

	Common Stock Option		$10.70		2/15/03

	Phantom Stock Units		$7.656		9/19/95

	Phantom Stock Units		$7.938		12/14/95

	Phantom Stock Units		$8.313		12/21/95

	Phantom Stock Units		$7.50		2/22/96

	Phantom Stock Units		$7.188		5/15/96

	Phantom Stock Units		$4.563		9/11/96

	Phantom Stock Units		$4.625		9/11/96

	Phantom Stock Units		$5.00		12/12/96

	Phantom Stock Units		$5.0625		12/12/96

	Phantom Stock Units		$4.625		2/21/97

	Phantom Stock Units		$4.375		5/15/97

	Phantom Stock Units		$5.4375		7/23/97

	Phantom Stock Units		$5.875		9/24/97

	Phantom Stock Units		$5.9063		9/24/97

	Phantom Stock Units		$5.00		12/9/97

	Phantom Stock Units		$5.0625		12/9/97

	Phantom Stock Units		$4.375		2/18/98

	Phantom Stock Units		$4.0625		5/6/98

	Phantom Stock Units		$4.0360		5/6/98

	Phantom Stock Units		$3.25		7/21/98

	Phantom Stock Units		$3.3125		7/21/98

	Phantom Stock Units		$2.563		9/18/98

	Phantom Stock Units		$2.5938		9/18/98

	Phantom Stock Units		$2.469		10/23/98

	Phantom Stock Units		$3.607		12/12/98

	Phantom Stock Units		$3.8963		2/19/99

	Phantom Stock Units		$4.0831		5/7/99

	Phantom Stock Units		$4.2190		7/19/99

	Phantom Stock Units		$7.00		9/14/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$17.5625		2/14/00

	Phantom Stock Units		$30.3125		5/10/00

	Phantom Stock Units		$55.8125		7/25/00

	Phantom Stock Units		$64.00		9/13/00

	Phantom Stock Units		$47.447		12/11/00

	Phantom Stock Units		$31.70		2/21/01

	Phantom Stock Units		$28.060		5/8/01

	Phantom Stock Units		$18.510		7/23/01

	Phantom Stock Units		$15.720		9/17/01

	Phantom Stock Units		$17.10		12/10/01

	Phantom Stock Units		$19.0971		2/20/02

	Phantom Stock Units		$18.40		5/6/02

	Phantom Stock Units		$14.310		7/22/02

	Phantom Stock Units		$14.940		9/9/02

	Phantom Stock Units		$12.4147		12/6/02

	Phantom Stock Units		$11.25		2/18/03

	Phantom Stock Units		$10.7573		3/10/03

	Phantom Stock Units		$11.75		4/15/03				A			62.73

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	8/18/01	2/17/11		Common Stk	10,000		$ -		10,000		D

	8/17/02	2/16/12		Common Stk	10,000		$ -		10,000		D

	8/16/03	2/15/13		Common Stk	10,000		$ -		10,000		D

	(3)	(3)		Common Stk	549.18		$ -		549.18		D

	(3)	(3)		Common Stk	631.46		$ -		631.46		D

	(3)	(3)		Common Stk	19.56		$ -		19.56		D

	(3)	(3)		Common Stk	335.72		$ -		335.72		D

	(3)	(3)		Common Stk	717.70		$ -		717.70		D

	(3)	(3)		Common Stk	442.72		$ -		442.72		D

	(3)	(3)		Common Stk	677.40		$ -		677.40		D

	(3)	(3)		Common Stk	327.68		$ -		327.68		D

	(3)	(3)		Common Stk	706.62		$ -		706.62		D

	(3)	(3)		Common Stk	783.48		$ -		783.48		D

	(3)	(3)		Common Stk	818.32		$ -		818.32		D

	(3)	(3)		Common Stk	793.10		$ -		793.10		D

	(3)	(3)		Common Stk	130.36		$ -		130.36		D

	(3)	(3)		Common Stk	210.90		$ -		210.90		D

	(3)	(3)		Common Stk	171.76		$ -		171.76		D

	(3)	(3)		Common Stk	674.54		$ -		674.54		D

	(3)	(3)		Common Stk	845.00		$ -		845.00		D

	(3)	(3)		Common Stk	218.46		$ -		218.46		D

	(3)	(3)		Common Stk	816.70		$ -		816.70		D

	(3)	(3)		Common Stk	235.38		$ -		235.38		D

	(3)	(3)		Common Stk	1,426.42		$ -		1,426.42		D

	(3)	(3)		Common Stk	373.26		$ -		373.26		D

	(3)	(3)		Common Stk	1,029.56		$ -		1,029.56		D

	(3)	(3)		Common Stk	472.86		$ -		472.86		D

	(3)	(3)		Common Stk	1,461.00		$ -		1,461.00		D

	(3)	(3)		Common Stk	1,145.58		$ -		1,145.58		D

	(3)	(3)		Common Stk	939.44		$ -		939.44		D

	(3)	(3)		Common Stk	1,321.88		$ -		1,321.88		D

	(3)	(3)		Common Stk	514.10		$ -		514.10		D

	(3)	(3)		Common Stk	571.16		$ -		571.16		D

	(3)	(3)		Common Stk	262.70		$ -		262.70		D

	(3)	(3)		Common Stk	136.34		$ -		136.34		D

	(3)	(3)		Common Stk	104.53		$ -		104.53		D

	(3)	(3)		Common Stk	55.81		$ -		55.81		D

	(3)	(3)		Common Stk	123.89		$ -		123.89		D

	(3)	(3)		Common Stk	148.06		$ -		148.06		D

	(3)	(3)		Common Stk	195.37		$ -		195.37		D

	(3)	(3)		Common Stk	326.88		$ -		326.88		D

	(3)	(3)		Common Stk	227.21		$ -		227.21		D

	(3)	(3)		Common Stk	355.29		$ -		355.29		D

	(3)	(3)		Common Stk	263.33		$ -		263.33		D

	(3)	(3)		Common Stk	250.21		$ -		250.21		D

	(3)	(3)		Common Stk	457.92		$ -		457.92		D

	(3)	(3)		Common Stk	243.70		$ -		243.70		D

	(3)	(3)		Common Stk	530.47		$ -		530.47		D

	(3)	(3)		Common Stk	527.03		$ -		527.03		D

	(3)	(3)		Common Stk	258.33		$ -		258.33		D

	(3)	(3)		Common Stk	62.73		$ -		62.73		D

Explanation of Responses:

(1) R Elton White TTEE R Elton White Trust UA Dated 05/16/94

(2) REW Family Partnership Ltd

(3) The phantom stock units were accrued under the Keithley Instruments, Inc. Deferred Stock Plan and are to be settled in common stock upon the retirement from the Board of the reporting person.

Mark J. Plush, Attorney-in Fact	4/15/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.